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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 8-A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                               AFFYMETRIX, INC.
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              (Exact Name of Registrant as Specified in its Charter)


              Delaware                                   77-0319159
----------------------------------------      ---------------------------------
     (State of Incorporation                          (I.R.S. Employer
        or Organization)                              Identification No.


         3380 Central Expressway
         Santa Clara, California                             95051
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(Address of Principal Executive Offices)                    (Zip Code)


If this Form relates to the registration of    If this Form relates to the
a class od debt securities and is effective    registration of a class of debt
upon filing pursuant to General                securities and is to become
Instruction A(c)(1) please check the           effective simultaneously with
following box.                                 the effectiveness of a
/ /                                            concurrent registration
                                               statement under the Securities
                                               Act of 1933 pursuant to General
                                               Instruction A(c)(2) please check
                                               the following box.
                                               / /


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered


          Not Applicable                                 Not Applicable
------------------------------------           --------------------------------


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                          PREFERRED SHARE PURCHASE RIGHTS
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                                (Title of Class)



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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           On October 15, 1998, the Board of Directors of Affymetrix, Inc. (the "Company") declared a dividend of (i) one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"), and (ii) a number of Rights for each share of Series AA Preferred Stock, par value $.01 per share, of the Company (the "Series AA Preferred Stock") equal to the number of shares of Common Stock into which such share of Series AA Preferred Stock was convertible at the close of business on the Record Date (as hereinafter defined). The dividend is payable on October 27, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock") at a price of $125.00 per one one-thousandth of a share of Series B Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 15, 1998. as the same may be amended from time to time (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more in aggregate voting power of the outstanding shares of Common Stock and Series AA Preferred Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more in aggregate voting power of the outstanding shares of Common Stock and Series AA Preferred Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates or Series AA Preferred Stock certificates outstanding as of the Record Date, by such Common Stock certificate or Series AA Preferred Stock certificate, in each case together with a copy of this Summary of Rights. Any person having beneficial ownership of in excess of 15% of the aggregate voting power of the Common Stock and Series AA Preferred Stock on the date the Rights Plan was adopted will not become an "Acquiring Person" until such person acquires beneficial ownership of additional shares of voting stock.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock or the Series AA Preferred Stock, respectively. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock or Series AA Preferred Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock or Series AA Preferred Stock represented by such certificate. As soon as practicable

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following the Distribution Date, separate certificates evidencing the Rights
("Rights Certificates") will be mailed to (i) holders of record of the Common Stock as of the close of business on the Distribution Date and (ii) holders of record of Series AA Preferred Stock as of the close of business on the Distribution Date who hold shares of Series AA Preferred Stock which were outstanding on the Record Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 15, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) upon the grant to holders of the Series B Preferred Stock of certain rights or warrants to subscribe for or purchase Series B Preferred Stock at a price, or securities convertible into Series B Preferred Stock with a conversion price, less than the then-current market price of the Series B Preferred Stock or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series B Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the Common Stock or Series AA Preferred Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Series B Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series B Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10 per share (plus any accrued but unpaid dividends),
(b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Series B Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Series B Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series B Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series B Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.


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     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more in aggregate voting power of the outstanding shares of Common Stock and Series AA Preferred Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Series B Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Series B Preferred stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series B Preferred Stock or Common Stock will be issued (other than fractions of Series B Preferred Stock which are integral multiples of one one-thousandth of a share of Series B Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series B Preferred Stock or the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price,

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amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated October 16, 1998. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

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ITEM 2.        EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
------         -----------
  1            Rights Agreement, dated as of October 15, 1998 between the
               Company and American Stock Transfer & Trust Company, including the Form of Certificate of Designation of Series B Junior
               Participating Preferred Stock, Form of Right Certificate and
               Summary of Rights to Purchase Shares of Preferred Stock attached thereto as Exhibits A, B and C, respectively.

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                            SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                AFFYMETRIX, INC.



Date:  October 16, 1998         By:  /s/ Vernon A. Norviel
                                     ------------------------------
                                     Vernon A. Norviel
                                     Senior Vice President, General Counsel
                                     and Secretary

                                EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
------         -----------
  1            Rights Agreement, dated as of October 15, 1998 between the
               Company and American Stock Transfer & Trust Company, including the Form of Certificate of Designation of Series B Junior
               Participating Preferred Stock, Form of Right Certificate and
               Summary of Rights to Purchase Shares of Preferred Stock attached thereto as Exhibits A, B and C, respectively.